1420 PEACHTREE STREET, N.E.  •  SUITE 800  •  ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939  •  FACSIMILE: +1.404.581.8330

DIRECT NUMBER: (404) 581-8622 CMACDONALD@JONESDAY.com

JP010655	November 16, 2018

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3720 Washington, D.C. 20549

Attention:	Mr. Michael Clampitt, Senior Staff Attorney
Office of Financial Services

Re:	Mercantil Bank Holding Corporation
Registration Statement on Form S-1
Filed October 5, 2018
File No. 333-227744

Dear Mr. Clampitt:

On October 31, 2018 we received the Staff’s comment letter on the Registration Statement on Form S-1 (“Form S-1”) filed on October 5, 2018 by Mercantil Bank Holding Corporation, a Florida corporation (the “Company”). Amendment No. 1 to the Form S-1 is being filed today (the “Amended Form S-1”). Capitalized terms used but not defined herein, have the same meanings as used in the Amended Form S-1.

The Staff’s comments and the Company’s response are provided below. The Amended Form S-1 has been modified in response to the Staff’s comments. The Company filed a Form 10-Q for the quarterly period ended September 30, 2018 (the “10-Q”) and the Amended S-1 has been updated, including financial statements, management’s discussion and analysis and other information from the Company’s 10-Q. For convenience, we have sent separately courtesy copies to you, including a marked copy of the Amended Form S-1 and the written communications sought in the Commission’s first comment.

Form S-1 filed October 5, 2018

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS

DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE
MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • RIYADH
SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY• TAIPEI • TOKYO • WASHINGTON

United States Securities and Exchange Commission

November 16, 2018

Response:

No such written communications have been made.

Recent and Other Developments

Cayman Bank Purchase, page 12

2.     Please revise to describe your anticipated time frame for the Cayman Bank acquisition.

We note that you intend to acquire it for fair market value. Please revise this section to include the total consideration that you will pay as the most recent practicable date. Please also add this acquisition to your related party transaction disclosure on page 180.

Response:

As a result of further discussions with the Company’s and the Bank’s regulators, the Office of the Comptroller of the Currency (“OCC”) has determined that it does not require an application for the Cayman Bank acquisition. It is anticipated that the necessary bank regulatory approvals will take 3 to 6 months to complete. The acquisition is expected to be completed promptly after the receipt of the last bank regulatory approval.

The purchase price will be based on the Cayman Bank’s shareholder’s equity, adjusted to reflect income and losses to the closing date, purchase accounting adjustments, including the mark to market of all assets and liabilities at the closing date, plus a premium of $885,000. Based on the Cayman Bank’s October 31, 2018 adjusted balance sheet, the estimated purchase price would be approximately $13.9 to $14.9 million.

The disclosures on pages 12 and 180 have been updated accordingly.

Use of Proceeds, page 60

3.    We note your disclosure that you intend to use some of the proceeds to repurchase all of the Class B common stock retained by MSF , and that you anticipate pricing the repurchases at a discount. Please explain why you would not use the then-current market price of the Class B shares, and describe the impact of a discounted price on other Class B shareholders.

United States Securities and Exchange Commission

November 16, 2018

Response:

The Company’s Class A common stock and its Class B common stock are identical, except that Class B shares have limited voting rights and are non-voting shares for Bank Holding Act of 1956 (“BHC Act”) purposes. MSF desires to sell all its Company Class A and Class B common stock and seeks to no longer be in “control” of the Company and regulated under the BHC Act. The Company believes the complete disposition of MSF’s holdings is in its best interest. The offering of the Class A shares contemplates the sale of all of MSF’s Class A shares in the Company and, subject to market conditions, the sale of sufficient Class A shares to repurchase all Class B shares held by MSF.

The market for Company Class A and Class B shares has been limited and insufficient to provide a realistic or reliable indication of the actual value of either class of Company shares. The Company and MSF have considered various alternatives for MSF’s disposition of Class B shares and have determined that a Company purchase of Class B shares with proceeds from the offering is the easiest and most certain approach. The Company has reviewed with its financial advisor the proposed purchase of the Class B shares held by MSF. Historical and recent trading discounts associated with voting and non-voting shares of more liquid publicly traded companies indicate that a discount of approximately 3% from the market value of voting common stock is a customary and consistent discount for a company’s non-voting common shares.

The Company and its financial advisor believe that a widespread public offering of the Class A shares will result in the most accurate market indication of the actual value of the Company’s Class A shares. This should also provide the most accurate means to value the Class B shares in volumes comparable to the size of MSF’s Class B holdings. The Company and MSF have agreed in principle to a sale of the Class B shares held by MSF at approximately a 3% discount to the price to the public of the Class A shares in the public offering. MSF has agreed to pay the underwriting discounts and certain other expenses of the Company’s issuance of Class A shares to fund the purchase of the Class B shares held by MSF.

This transaction will benefit all Company shareholders, including Class B shareholders by increasing their book value per share pro rata as a result of the discount and by establishing a sale price for the Class B shares that more accurately reflects their true market value. The offering and the resulting increased interest in the Company, and the increased liquidity and float of Class A shares, are expected to provide an immediate and continuing benchmark for the Company’s Class B shares that are expected to support the value of Class B shares.

United States Securities and Exchange Commission

November 16, 2018

We are pleased to answer any questions you may have.

Yours very truly,

/s/ Ralph F. MacDonald, III
Ralph F. MacDonald, III

cc:	Mr. Millar Wilson (w/encl)
Mr. Alberto Peraza (w/encl)